August 29, 2017

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company
Jackson National Separate Account - I ("Registrant")
(File Nos. 333-217501 and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement. This filing incorporates responses to the Staff’s comments, includes financial statements that were not previously filed and includes other non-material changes.

A request that the Commission declare the Registration Statement effective on September 25, 2017 at 9:00 a.m. ET is being filed concurrently with this filing.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Senior Attorney, Product Development

cc:    Alberto Zapata